UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 11-K
______________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[    ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____to_____

Commission File Number 001-16701

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ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN
(Full title of the plan)

______________

ABRAXAS PETROLEUM CORPORATION
18803 Meisner Drive
SAN ANTONIO, TEXAS 78258

 (Name of issuer of the securities held pursuant to the plan and the address of the issuer’s and plan’s principal executive office)

REQUIRED INFORMATION

Item 1-3. The Abraxas Petroleum Corporation 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan for the fiscal year ended December 31, 2013, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4. Pursuant to Section 103 (c) of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements, because the Plan has fewer than 100 participants.

STATEMENT OF INCOME AND EXPENSES
YEAR ENDING DECEMBER 31, 2013

INCOME
Contribution – Company Matching (Co. Stock)	$267,290
Contribution – Participant 401(K)	692,691
Investment Earnings (Loss)	2,003,317
Other Income	14,392
Total Income (Loss)	2,977,690

EXPENSES
Payments to Participants	431,667
Total Expenses	431,667

Income (Loss) over Expenses	2,546,023
Assets at the Beginning of the Plan Year	6,975,049
Assets at the End of the Plan Year	$9,521,072

PLAN ASSETS AND LIABILITIES

	As of January 1,	As of December 31,
	2013	2013
ASSETS
Cash	$827,226	$847,631
Mutual Funds	4,936,032	6,548,463
Company Stock	1,184,515	2,100,181
Participant Loans	27,276	24,797
Total Assets	$6,975,049	$9,521,072

LIABILITIES	$—	$—

NET ASSETS (Assets less Liabilities)	$6,975,049	$9,521,072

ABRAXAS PETROLEUM CORPORATION 401(K) PROFIT SHARING PLAN

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized, in the City of San Antonio, State of Texas, on the 24th day of June 2014.

                                                                                                             ABRAXAS PETROLEUM CORPORATION
                                                                                                             401(K) PROFIT SHARING PLAN

                                                                                                             By: Abraxas Petroleum Corporation

                                                                                                            By: /s/ Robert L.G. Watson
                                                                                                                    Robert L. G. Watson
                                                                                                                    Chief Executive Officer and President